Exhibit 99.1

JA Solar to Supply 38.6 MW of Modules to Phoenix Solar for Georgia Solar Farm

Simon Solar Farm to be Largest Solar Project in Georgia, U.S.A.

SHANGHAI, China, August 6, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will supply 38.6 MW of solar modules to Phoenix Solar Inc. (“Phoenix Solar”) for the Simon Solar Farm in Georgia, U.S.A.

Situated on 161 acres of land about 30 miles east of Atlanta, the 38.6 MW Simon Solar Farm will be the largest utility-scale solar power facility in the state of Georgia. Silicon Ranch Corporation is the project developer and Phoenix Solar is the engineering, procurement and construction services provider. As the exclusive module supplier, JA Solar will deliver 38.6 MW of solar modules to the project.

“We are very pleased to continue our fruitful collaboration with Phoenix Solar, one of the global leaders in solar project construction, management and development,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “The Simon Solar Farm is a fantastic example of the growing importance of solar power in Georgia and the U.S. By providing reliable and cost-effective solar products, we’re confident that JA Solar will continue to grow our presence in the U.S. solar market.”

Murray Cameron, CEO and president of U.S.-based Phoenix Solar, said, “JA Solar provides a compelling combination of high-quality and high-performance solar panels and we’re pleased that they are the exclusive module supplier for this project. We look forward to further collaborations as we explore other opportunities in the U.S. market.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

About Phoenix Solar Inc.

Established in California in 2010 as the U.S. subsidiary of Phoenix Solar AG, Phoenix Solar Inc. (www.phoenixsolar.com) is a leader in the design, construction, operation and maintenance of solar photovoltaic power plants in North America. The company’s technology-neutral approach allows Phoenix Solar to objectively provide the best solar solutions for our customers.

About Silicon Ranch

Silicon Ranch Corporation (www.siliconranchcorp.com) was formed for the purpose of developing and operating utility-scale solar facilities. What distinguishes Silicon Ranch from other solar developers is its ability to deliver a green energy solution that addresses the environmental, business and work force issues associated with successfully expanding solar capacity and green jobs.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com